July 9, 2013	Yana Dobkin Guss T +1 617 951 7109 F +1 617 235 7317 yana.guss@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Kimberly A. Browning, Esq.

Re: Babson Capital Funds Trust (the “Trust”)

Dear Ms. Browning:

We are filing today via EDGAR, on behalf of Babson Capital Funds Trust, a Massachusetts Business trust, Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A (File Nos. 333-188840, 811-22845) pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended.

This pre-effective amendment is being filed for the purpose of responding to comments from the staff of the Securities and Exchange Commission and to make certain other changes. This filing has been marked to indicate changes made from the initial filing of the Registration Statement on May 24, 2013. Additional information regarding the Trust, as well as the remaining exhibits to the Registration Statement, will be filed by further pre-effective amendment(s).

Please direct any questions regarding this filing to me at (617) 951-7109. Thank you for your attention to this matter.

Sincerely,

/s/ Yana Dobkin Guss

Yana Dobkin Guss

cc:	Janice M. Bishop

Brian D. McCabe